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                                   SUPPLEMENT
                              DATED APRIL 10, 1995
                                       TO
                                PIPER FUNDS INC.
                              PLAN OF DISTRIBUTION


     WHEREAS, an Amended and Restated Plan of Distribution has been adopted by Piper Funds Inc., a Minnesota corporation ("the Corporation").

     WHEREAS, the Plan currently applies to twelve series of the Corporation:
Value Fund, Equity Strategy Fund, Balanced Fund, Government Income Fund, Money Market Fund, U.S. Government Money Market Fund, Tax-Exempt Money Market Fund, Institutional Government Income Portfolio, National Tax-Exempt Fund, Minnesota Tax-Exempt Fund, Emerging Growth Fund and Growth and Income Fund.

     WHEREAS, pursuant to a resolution of the Board of Directors of the Corporation, Short-Intermediate Bond Fund has been formed as an additional series of the Corporation.

     NOW, THEREFORE, the following supplement shall be made to the Plan;

     1. All of the terms and provisions set forth in the Plan with respect to the aforementioned twelve series of the Corporation shall apply to the Short-Intermediate Bond Fund series as well, provided that the compensation to be paid to Piper Jaffray Inc. by Short-Intermediate Bond Fund pursuant to Section 1 of the Plan shall be equal, on an annual basis, to .20% of such Fund's average daily net assets.

     2. The Corporation represents that this Supplement has been approved, in accordance with Section 5 of the Plan, by the Board of Directors of the Corporation and by the Independent Directors of the Corporation, as defined in the Plan.